600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

May 4, 2011
Mr. Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:    Cheniere Energy Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
File No. 001-33366

Dear Mr. Mew:

On behalf of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), we enclose the responses of the Partnership to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 22, 2011 with respect to the Partnership's Form 10-K for the fiscal year ended December 31, 2010 (File No. 001-33366) (the “10-K”). For your convenience, the responses are prefaced by the exact text of the Staff's corresponding comment.

The Partnership acknowledges the following: (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ MEREDITH S. MOUER
Meredith S. Mouer

cc:    Meg A. Gentle (Cheniere Energy Partners, L.P.)

Austin Beijing Dallas Houston London New York The Woodlands Washington, DC

Cheniere Energy Partners, L.P.
Form 10-K (File No. 001-33366)
Partnership’s Response to
SEC Comment Letter dated April 22, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Liquidity and Capital Resources, page 36
TUA Revenues, page 36

1.
Please provide us with proposed disclosure that expands the discussion in the first paragraph on page 37 regarding Cheniere Investments' capacity payments to Sabine Pass LNG. Your revisions should be consistent with your disclosure on page 36 regarding the Total Gas and Power North America, Inc. and Chevron U.S.A., Inc. capacity payments. Specifically, we note that you disclose the aggregate capacity payments required by Cheniere Investments through 2028, but you do not disclose the frequency with which payments must be made, nor do you disclose the size of payments.

Response:

Below is the Partnership's proposed disclosure that expands the discussion in the first paragraph on page 37 of the 10-K regarding Cheniere Investments' capacity payments to Sabine Pass LNG.

Effective July 1, 2010, Cheniere Energy Investments, LLC (“Cheniere Investments”), a wholly owned subsidiary of the Partnership, reserved the remaining 2.0 Bcf/d of regasification capacity and is entitled to use any capacity not utilized by Total and Chevron. Cheniere Investments began making its TUA capacity reservation fee payments in the second quarter of 2010.  Cheniere Investments is obligated to make monthly capacity payments to Sabine Pass LNG, L.P. (“Sabine Pass LNG”), our wholly owned subsidiary, aggregating approximately $250 million per year for the period from July 1, 2010 through at least September 30, 2028. The Partnership guarantees Cheniere Investments' obligations under its TUA.

Consolidated Financial Statements
Consolidated Statements of Operations, page 51

2.
Please tell us how you calculate your earnings per limited partner unit data (“EPU”) for all periods presented and provide all of the disclosures as required by FASB ASC Topic 261-10-50. It appears the two class method would apply to the EPU calculations in your situation in light of your capital structure. Refer to paragraphs 59A to 68 of FASB ASC Topic 260-10-45.

Response:

We present the Partnership's earnings per unit data information at the base of the Consolidated Statements of Operations. We have read the guidance found in Financial Accounting Standards Board (“FASB”) codification topic 260-10-50 and believe that all required disclosures have been presented as required, as follows:

•
A reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations - The numerator reconciliation is found under the caption “Allocation of net income (loss)” and the denominator reconciliation is found under the caption “Weighted average number of limited partner units outstanding used for basic and diluted net income (loss) per unit calculation”.

•
The effect that has been given to preferred dividends in arriving at income available to common stockholders in computing basic EPS - This disclosure is not applicable to the Partnership as there have been no preferred dividends declared or paid.

•
Securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented - This disclosure is not applicable to the Partnership as there have been no securities issued that would have a potential dilutive effect on the basic earnings per unit.

Cheniere Energy Partners, L.P.
Form 10-K (File No. 001-33366)
Partnership’s Response to
SEC Comment Letter dated April 22, 2011

•
A description of any transaction that occurs after the end of the most recent period but before the financial statements are issued or are available to be issued that would have changed materially the number of common units or potential common units outstanding at the end of the period if the transaction had occurred before the end of the period - This disclosure is not applicable to the Partnership's earnings per unit for each of the three years in the period ended December 31, 2010 as there has been no transaction that would have changed materially the number of common units.

In addition, the FASB and the Emerging Issues Task Force (“EITF”) issued guidance in 2008 on applying the two-class method of computing EPS in certain instances. Specifically, the FASB issued FASB Staff Position No. EITF 03-6-1 (“FSP EITF 03-6-1”), “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” to clarify that unvested share-based payments awards with a right to receive nonforfeitable dividends are participating securities and EITF Issue No. 07-4 (“EITF 07-4”), “Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships” to clarify that incentive distribution rights (“IDRs”) are participating securities.

Because the Partnership does not have outstanding unit-based payment transactions, we do not believe the guidance found in FSP EITF 03-6-1 applies to its calculation of earnings per limited partner unit data.

Because the Partnership consists of subordinated units and publicly-traded common units held by limited partners (“LPs”), a general partner (“GP”) interest, and IDRs, we believe the guidance found in EITF 07-4 does apply to the calculation of earnings per LP unit data. The Partnership's IDRs are a separate class of non-voting LP interests that the GP holds, but may be transferred separately from the GP interest. The partnership agreement obligates the GP to distribute all of the Partnership's “Available Cash” (as defined in the partnership agreement) to the holders of the common units, the subordinated units, the GP interest, and, when certain thresholds are met, the IDRs, based on a distribution waterfall schedule in the partnership agreement. At the base of the Partnership's Consolidated Statements of Operations, the Partnership discloses the allocation of net income (loss) to its LPs in the caption “Basic and diluted net income (loss) per limited partner unit” using the reconciliation information described above required by FASB codification topic 261-10-50. Currently, the IDRs have not participated in distributions due to the fact that certain target thresholds in quarterly distributions have not been met; therefore, we have not allocated earnings or losses for a reporting period to the holder of the IDRs using the two-class method to compute earnings per unit.

Consolidated Statements of Cash Flow, page 53

3.
We note your disclosure on page 38 that you have restricted cash outflows of $298.7 million to pay for the construction activities at the Sabine Pass LNG terminal in 2009. However, we note the restricted cash inflows of $189.7 million and $109 million within the investing and financing activities, respectively, but cash outflow of only ($96.9) million for the construction within the cash flow statements. Please reconcile for us the differences between the disclosures and the cash flow presentation for 2009.

Response:

Found in the Sources and Uses of Cash table presented on page 38 of the 10-K, we present sources of cash and cash equivalents from restricted cash and cash equivalents of $298.7 million in 2009. The $298.7 million is derived from two separate amounts from the Consolidated Statements of Cash Flow in 2009:

Cash flow from investing activites	$189,665
Cash flow from financing activities	109,008
$298,673

Cheniere Energy Partners, L.P.
Form 10-K (File No. 001-33366)
Partnership’s Response to
SEC Comment Letter dated April 22, 2011

The cash flow for investing activities is primarily related to two factors: 1) the use of restricted cash of $71.1 million for Sabine Pass LNG to fund construction costs at the Sabine Pass LNG receiving terminal during the period; and 2) $118.6 million of cash and cash equivalents that was presented as restricted cash and cash equivalents at the end of 2008 and was reclassified as cash and cash equivalents in January 2009 after certain restrictions at Sabine Pass LNG were lifted during the first quarter of 2009. In November 2006, Sabine Pass LNG borrowed $2.0 billion to pay down existing debt and to fund the remaining construction costs of the Sabine Pass LNG receiving terminal. The presentation of cash inflows from this borrowing was presented in the financing section and the remaining cash and cash equivalents (net of debt retirements) was on the consolidated balance sheet and was presented in the investing section. In January 2009, when the cash restriction was removed, the cash inflow was presented as an investing activity consistent with the presentation in 2006.

The cash flow from financing activities is primarily related to two factors: 1) the use of restricted cash of $32.8 million to fund the repayment of debt to affiliate that is presented on the Consolidated Statements of Cash Flow in 2009; and 2) $76.3 million of cash and cash equivalents that was presented as restricted cash and cash equivalents at the end of 2008 and was reclassified as cash and cash equivalents in January 2009 after certain restrictions at Sabine Pass LNG were lifted during first quarter of 2009. The $76.3 million was presented as a financing activity because it was directly used to pay distributions on the units held by the LPs and the related distributions on the GP interest in the first quarter of 2009.

We will clarify our description on page 38 of the 10-K in all future filings where the Partnership presents 2009 cash flow information to describe the amounts related to the reclassification of restricted cash and cash equivalents in the first quarter of 2009 due to the change in cash and cash equivalents restrictions at Sabine Pass LNG.

Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policy, page 55

4.
Please clarify to us and in your disclosure the meaning of your statement that “[t]he retained 2% of LNG delivered for each customer's account at the Sabine Pass LNG terminal is recognized as revenues as Sabine Pass LNG performs the services….” In this regard, tell us and disclose why you retained 2% of LNG delivered and deferred the processing of the LNG until a later time.

Response:

In our disclosure of significant accounting policies, we disclose that the retained 2% of LNG delivered from each customer's account at the Sabine Pass LNG receiving terminal is recognized as revenue as Sabine Pass LNG performs the services set forth in each customer's terminal use agreement (“TUA”). The disclosure describes when the Partnership recognizes the 2% retainage variable fee component of the TUA.

Under each of the TUAs, Sabine Pass LNG is entitled to be paid a fixed monthly fee from its customers for the use of the Sabine Pass LNG receiving terminal (approximately $125 million per year from each of Total and Chevron and $250 million per year from Cheniere Investments) and a variable fee of 2% (paid in-kind) of all LNG delivered by its customers to the Sabine Pass LNG receiving terminal. The 2% retained LNG is valued based on market prices and is recognized as revenue when Sabine Pass LNG performs the services detailed in the customer's TUA rather than when it obtains the 2% retained LNG. The customers have the right to schedule the processing of the LNG delivered over an extended time period, subject to any constraints on their rights to storage capacity at the terminal. Therefore, the processing of the LNG can be deferred by the customers until a time later than the delivery of the LNG, and in fact that was the case in 2010. Since it is the processing of the LNG that utilizes the fuel retained from the LNG delivered, it is appropriate to defer the recognition of revenue until such time as the fuel is utilized.

The Partnership will clarify in future filings this disclosure to better describe the 2% retained volumes as a variable fee and the criteria used to recognize it into earnings.

Cheniere Energy Partners, L.P.
Form 10-K (File No. 001-33366)
Partnership’s Response to
SEC Comment Letter dated April 22, 2011

Note 12 - Related Party Transactions, page 62
LNG Terminal Capacity Agreements, page 62
Terminal Use Agreement, page 62

5.	Explain to us and revise your disclosure to state the business reason for the assignment of the TUA signed by Cheniere Marketing to Cheniere Investments effective July 1, 2010.

Response:

As described in Note 12 beginning on page 62 of the 10-K, effective July 1, 2010, (a) Cheniere Marketing, LLC (“Cheniere Marketing”), a wholly owned subsidiary of Cheniere Energy, Inc., assigned to Cheniere Investments its existing TUA with Sabine Pass LNG for 2.0 Bcf/d of regasification capacity at the Sabine Pass LNG receiving terminal, including all of its rights, titles, interests, obligations and liabilities in and under the TUA, (b) Cheniere Investments assumed the TUA, and (c) the Partnership guaranteed Cheniere Investments' obligations under the TUA (collectively, the “TUA Assignment”).

The TUA Assignment reduced the risk to Sabine Pass LNG and the Partnership of potential disruption in the commercialization of the TUA capacity that could occur as a result of potential adverse consequences of the publicly disclosed liquidity uncertainties of Cheniere Energy, Inc. (“Cheniere”).

In connection with the TUA Assignment, the Partnership also entered into a Variable Capacity Rights Agreement (“VCRA”) under which Cheniere Marketing and its experienced team of management and operating personnel are assisting Cheniere Investments in monetizing its TUA capacity at the Sabine Pass LNG receiving terminal. Cheniere Investments has received revenue pursuant to the VCRA, which is more fully described in Note 12 on page 63 of the 10-K.

The TUA Assignment also provided Cheniere Investments rights to utilize assets and services at the Sabine Pass LNG receiving terminal that would be needed to implement the Partnership's Liquefaction Project. The Liquefaction Project would transform the Sabine Pass LNG receiving terminal into a bi-directional facility capable of liquefying natural gas and exporting LNG in addition to importing and regasifying foreign-sourced LNG. The Liquefaction Project is being developed by Sabine Liquefaction, a wholly owned subsidiary of Cheniere Investments. The Liquefaction Project would be designed and permitted for up to four LNG trains, each with a nominal production capacity of approximately 4.0 million metric tons per annum. The Partnership anticipates that LNG exports from the Liquefaction Project could commence as early as 2015. The Liquefaction Project is described more fully beginning on page 3 of the 10-K.

The board of directors of the Partnership's general partner, and its Conflicts Committee, each considered the foregoing and other factors, concluded that the TUA Assignment was in the best interest of the Partnership, and unanimously approved the TUA Assignment.

Item 15. Exhibits and Financial Statement Schedules
(3) Exhibits, page 81
Exhibit 32

6.
Please ensure that the certifications required by Item 601(b)(32) of Regulations S-K are signed on the date of your filing. In this regard, we note that your Form 10-K was filed on March 3, 2011, but your certifications are dated March 1, 2011.

Response:

We will ensure that the certifications required by Item 601 (b)(32) of Regulation S-K are signed on the date of the Partnership's filings in all future filings.

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